Exhibit 99.1

Points International Named Fifth Largest Canadian Software Company

Debuts as Number 40 Overall on Prestigious Branham300 Technology List

TORONTO, April 25, 2012 (GLOBE NEWSWIRE) -- Points International Ltd. (TSX:PTS) (Nasdaq:PCOM), the owner and operator of Points.com, the world's leading reward program management web site, was named as the fifth largest Canadian software company and the 40th largest Canadian technology company in yesterday’s 2012 Branham300 list.

“Debuting on such a prestigious list at number 40 overall and as Canada’s 5th largest software company is a tremendous accomplishment”, commented Points International’s CEO, Rob MacLean. “This is yet another great corporate milestone for us and a real testament to both our team’s hard work and the value of the platform we have built to service the global loyalty program industry.”

The Branham300 is Canada's definitive ranking of information and communications technology (ICT) industry leaders, as ranked by revenue. It illustrates the depth and breadth of innovative technologies developed in Canada and is widely considered to be a leading source of intelligence on Canada's ICT industry. The Branham300 is published annually in the April issue of Backbone Magazine, as well as on the Branham300 website at www.branham300.com.

About Points International Ltd.
Points International Ltd. (TSX: PTS; Nasdaq: PCOM), doing business as Points.com, is the global leader in reward currency management, providing multiple eCommerce and technology solutions to the world's leading loyalty brands. Points.com also manages www.points.com, the largest consumer rewards management platform that allows over 3 million users to trade, exchange and redeem points, miles and rewards.

Points.com's solutions enable the management and monetization of loyalty currencies, including frequent flyer miles, hotel points, retailer rewards and credit card points, as well as enhancing loyalty program consumer offerings and back-end operations for approximately 50 partners worldwide. Points.com’s SaaS products allow eCommerce merchants to add loyalty solutions to their online stores and reward customers for purchases.

For more information on Points.com, visit www.pointsinternational.com, follow us on Twitter (@pointsadvisor), fan us on Facebook (www.facebook.com/pointsfans) or read our blog (http://blog.points.com).

Contact:
Laura Foster/Kimberly Esterkin
Addo Communications T. 310-829-5400
E. lauraf@addocommunications.com; kimberlye@addocommunications.com